SECURITIES ... SION
W

04004359

RECEIVED FEB 23 2004 PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-51809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2003** and ending **December 31, 2003**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
S&L, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Skokie Blvd, Suite 110
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Betty Singer	(847) 509-8857
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – if individual, state last, first, middle name)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Betty Singer**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **S&L, LLC** as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Betty Singer
Signature

Comptroller
Title

Shobha Sampat
Notary Public

OFFICIAL SEAL
SHOBHA SAMPAT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/24/06

OFFICIAL SEAL
SHOBHA SAMPAT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/24/06

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

S&L, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

To the Members
S&L, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of S&L, L.L.C. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of S&L, L.L.C. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC
January 23, 2004

S&L, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Assets	
Cash	$ 571,918
Receivable from broker-dealers and clearing organizations	6,419,656
Securities owned	2,422,730
Memberships in exchange, at cost, market value at $723,000	501,150
Deposit with clearing organization	11,813
TOTAL ASSETS	$ 9,927,267

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 2,555,728
Accrued income taxes	13,000
Accrued expenses	214,390
Total Liabilities	2,783,118
Members' Equity	7,144,149
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,927,267

See notes to statement of financial condition.

NOTE 1 - NATURE OF OPERATIONS

S&L, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") dealing in equity securities. All transactions are cleared through other broker-dealer clearing firms.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The Company's operating agreement expires on December 31, 2045. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Theses expenses are netted with trading gains, net in the statement of operations.

Exchange Memberships
Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax
As a limited liability company, the Company has elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership, and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET REPURCHASED

Marketable securities owned and sold, not yet repurchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Repurchased
Corporate stocks	$ 2,422,730	$ 2,555,728

NOTE 4 - EXCHANGE MEMBERSHIP

During the year, the Company purchased a second exchange membership in the Chicago Board of Trade ("CBOT"). The Company carries these exchange memberships at its cost of $501,150. At December 31, 2003, the fair market value of these memberships was approximately $723,000.

NOTE 5 - OPERATING LEASES

The Company leases office space under an operating lease that expires December 31, 2004. In addition to base rent, the Company is responsible for a pro-rata share of the real estate taxes and common area maintenance charges.

Additionally, the Company leases exchange memberships and equipment on month-to-month leases.

NOTE 5 - OPERATING LEASES (CONTINUED)

Future minimum rental payments for the year ending December 31, 2004 are $35,525.

Rent expense was $39,600 for the year ended December 31, 2003.

NOTE 6 - FINANCIAL INSTRUMENTS

Accounting Policies
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values of over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of that Statement are generally not applicable with respect to these financial statements.

Financial Instruments With Off-Balance-Sheet Risk
The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations at market values of the related securities in the financial statements at December 31, 2003 and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company clears all of its trades through clearing brokers located in Chicago, Illinois. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing brokers. The Company attempts to minimize this credit risk by monitoring the creditworthiness of each clearing broker.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003, the Company had net capital of $5,929,030, which was $5,829,030 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.